Exhibit 99.1

PRESS RELEASE
CRESCENT POINT ANNOUNCES Q4 2015 RESULTS, RECORD ANNUAL AND FOURTH QUARTER PRODUCTION AND 16 PERCENT INCREASE IN RESERVES
(All financial figures are approximate and in Canadian dollars unless otherwise noted)
March 9, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the year ended December 31, 2015. The Company also announces that its audited financial statements and management's discussion and analysis for the year ended December 31, 2015, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.
FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended December 31			Year ended December 31
(Cdn $millions except per share and per boe amounts)	2015	2014	% Change	2015	2014	% Change
Financial
Funds flow from operations (1)	496.7	572.8	(13)	1,938.0	2,408.0	(20)
Per share (1) (2)	0.98	1.28	(23)	4.04	5.72	(29)
Net income (loss)	(382.4)	121.3	(415)	(870.2)	508.9	(271)
Per share (2)	(0.76)	0.27	(381)	(1.82)	1.21	(250)
Adjusted net earnings from operations (1)	258.0	(12.4)	(2,181)	342.0	546.7	(37)
Per share (1) (2)	0.51	(0.03)	(1,800)	0.71	1.30	(45)
Dividends paid or declared	152.8	310.4	(51)	1,020.4	1,174.6	(13)
Per share (1) (2)	0.30	0.69	(57)	2.11	2.76	(24)
Payout ratio (%) (1) (3)	31	54	(23)	53	49	4
Per share (%) (1) (2) (3)	31	54	(23)	52	48	4
Net debt (1)	4,263.6	3,191.1	34	4,263.6	3,191.1	34
Net debt to funds flow from operations (1) (4)	2.2	1.3	69	2.2	1.3	69
Capital acquisitions (net) (5)	20.8	16.9	23	1,760.4	2,193.0	(20)
Development capital expenditures (6)	354.8	698.3	(49)	1,561.8	2,095.6	(25)
Decommissioning and environmental expenditures (6)	8.0	10.0	(20)	27.1	38.7	(30)
Weighted average shares outstanding
Basic	504.9	445.0	13	478.3	418.7	14
Diluted	505.8	446.8	13	479.8	421.1	14
Operating
Average daily production
Crude oil (bbls/d)	142,750	133,214	7	137,003	121,517	13
NGLs (bbls/d)	15,253	7,553	102	10,773	6,941	55
Natural gas (mcf/d)	108,631	78,332	39	95,127	74,070	28
Total (boe/d)	176,108	153,822	14	163,631	140,803	16
Average selling prices (7)
Crude oil ($/bbl)	48.16	71.37	(33)	52.68	89.27	(41)
NGLs ($/bbl)	15.54	36.62	(58)	16.29	46.07	(65)
Natural gas ($/mcf)	2.58	4.17	(38)	2.93	4.95	(41)
Total ($/boe)	41.98	65.74	(36)	46.88	81.92	(43)
Netback ($/boe)
Oil and gas sales	41.98	65.74	(36)	46.88	81.92	(43)
Royalties	(6.38)	(11.45)	(44)	(7.30)	(14.60)	(50)
Operating expenses	(10.95)	(12.61)	(13)	(11.83)	(12.60)	(6)
Transportation expenses	(2.17)	(2.26)	(4)	(2.32)	(2.29)	1
Netback prior to realized derivatives	22.48	39.42	(43)	25.43	52.43	(51)
Realized gain (loss) on derivatives	11.69	4.46	162	10.76	(2.04)	(627)
Netback (1)	34.17	43.88	(22)	36.19	50.39	(28)
(1)	Funds flow from operations, adjusted net earnings from operations, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	Payout ratio is calculated as dividends paid or declared divided by funds flow from operations.
(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(6)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(7)	The average selling prices reported are before realized derivatives and transportation.

This news release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this news release, respectively.

FOURTH QUARTER 2015 HIGHLIGHTS
•	Crescent Point achieved record average daily production of 176,108 boe/d in the quarter, which was weighted 90 percent to light and medium crude oil and liquids. This represents an increase of two percent, or more than 3,500 boe/d, over third quarter.
•	During fourth quarter, the Company spent $298.3 million on drilling and development activities, drilling 201 (187.6 net) wells with a 100 percent success rate. Crescent Point also spent $56.5 million on land, seismic and facilities, for total development capital expenditures of $354.8 million. This is down 49 percent from fourth quarter 2014 capital expenditures.
•	Crescent Point generated funds flow from operations of $496.7 million ($0.98 per share – diluted) in fourth quarter. Funds flow from operations increased three percent from third quarter due to increased production volumes and reduced operating costs and royalties, partially offset by a nine percent decline in the Company's average selling price per boe.
•	Fourth quarter netbacks of $34.17 per boe were strong relative to average selling prices of $41.98 per boe, partly due to the Company's hedging program, which contributed $11.69 per boe of realized gains on derivatives during the quarter, and partly due to reduced operating costs and royalty rates. Crescent Point continues to generate top-quartile netbacks in North America.
•	Crescent Point paid monthly dividends of $0.10 per share, totaling $0.30 per share for the quarter. The Company achieved a fourth quarter payout ratio of 31 percent.
•	Fourth quarter net loss of $382.4 million included a $589.4 million after-tax ($829.6 million pre-tax) impairment charge resulting from a lower commodity price forecast at December 31, 2015. This after-tax impairment represents approximately three percent of the Company's total assets as at December 31, 2015, reflecting the high-quality nature of the Company's asset base. This non-cash charge does not impact the Company's funds flow from operations or the amount of credit available under its bank credit facilities. Under International Financial Reporting Standards ("IFRS"), these impairment charges can be reversed in future periods if commodity prices recover.
•	Crescent Point retains a significant amount of liquidity and financial flexibility, with no material near-term debt maturities. Crescent Point's covenant-based, unsecured credit facility has unutilized credit capacity of more than $1.4 billion as at December 31, 2015, and matures in June 2018. The Company's credit facility is not subject to periodic redetermination based on changes in reserves.
•	Crescent Point is pleased to announce the appointment of Barbara Munroe to its Board of Directors. Ms. Munroe is Senior Vice President, General Counsel and Corporate Secretary at WestJet Airlines. Prior to that, Ms. Munroe held senior positions at Imperial Oil Ltd. and Smart Technologies Inc. She is a member of the Canadian Bar Association, the Calgary Bar Association and the Association of Corporate Counsel. Ms. Munroe holds a Bachelor of Commerce, Finance degree and a Bachelor of Laws degree from the University of Calgary.
2015 HIGHLIGHTS
During 2015, Crescent Point executed its business strategy and increased its emphasis on cost reduction and risk management in response to a weak global oil price environment. The Company continued to generate per share growth and develop each of its core resource plays through advancement of technology, step-out drilling and waterflood implementation.
•	Crescent Point realized record daily average production of 163,631 boe/d in 2015, weighted 90 percent to light and medium crude oil and liquids. This represents a two percent per share increase, or 22,828 boe/d, compared to 2014.
•	Crescent Point executed a focused and disciplined capital expenditures program of $1.56 billion in 2015, which was down approximately 25 percent from 2014 expenditures of $2.1 billion. The Company spent $1.35 billion on drilling and development activities, drilling 803 (699.9 net) wells with a 100 percent success rate, and spent $208.9 million on land, facilities and seismic.
•	The Company reduced its cost structure and by year end realized average drilling and development capital cost savings of approximately 30 percent across its core resource plays. This was achieved through a combination of service cost reductions and increased operational efficiencies. The Company expects to realize further cost savings and efficiencies during 2016.
•	Crescent Point replaced 109 percent of production on a Proved Plus Probable ("2P") basis, excluding reserves added through acquisitions. The Company generated Finding and Development ("F&D") costs of $9.83 per boe, including changes in future development capital ("FDC"), on a 2P basis, representing a recycle ratio of 2.6 times, based on the Company's 2015 operating netback before realized derivatives of $25.43 per boe.
•	Including acquisitions, the Company replaced 315 percent of production and increased 2P reserves by 16 percent, or 128.3 MMboe, to 935.7 MMboe.
•	Crescent Point generated funds flow from operations of $1.94 billion ($4.04 per share – diluted) in 2015. Funds flow from operations declined 20 percent from 2014 due to a 43 percent decline in the Company's average selling price per boe over the same period.
•	The strategic acquisition of Legacy Oil + Gas Inc. doubled the Company's net drilling locations in the Flat Lake and unconventional Midale resource plays in southeast Saskatchewan. Crescent Point now has approximately 825 net drilling locations in these emerging areas.

OPERATIONS REVIEW
Fourth Quarter Operations Summary
Crescent Point achieved record average daily production of 176,108 boe/d in fourth quarter, representing production growth of two percent over third quarter 2015 and 14 percent over fourth quarter 2014. Crescent Point's production consistently benefits from the Company's successful drilling and development program, ongoing waterflood initiatives, and continued advancements in technology. Approximately 90 percent of fourth quarter production was weighted to light and medium crude oil and liquids.
In fourth quarter, Crescent Point spent $298.3 million on drilling and development capital, drilling 201 (187.6 net) oil wells with a 100 percent success rate. As discussed in Crescent Point's initial 2016 capital expenditures plans released January 7, 2016, the Company increased capital expenditures by approximately $100 million in late fourth quarter 2015 in order to enter 2016 with strong production levels and incremental capital spending flexibility. The incremental spending is positively impacting first quarter 2016 with current production over 177,000 boe/d. Crescent Point also spent $56.5 million on land, facilities and seismic in fourth quarter for total capital spending of $354.8 million. This was down 49 percent from fourth quarter 2014 capital expenditures of $698.3 million.
Drilling Results
The following table summarizes Crescent Point's drilling results for the three months and year ended December 31, 2015:
Three months ended December 31, 2015	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	114	-	-	-	114	102.8	100
Southwest Saskatchewan	-	36	-	-	-	36	36.0	100
Alberta and West Central SK	-	38	-	-	-	38	37.9	100
United States (1)	-	13	-	-	-	13	10.9	100
Total	-	201	-	-	-	201	187.6	100

Year ended December 31, 2015	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	452	-	1	-	453	386.5	100
Southwest Saskatchewan	-	111	-	-	-	111	110.1	100
Alberta and West Central SK	2	152	-	-	1	155	149.8	100
United States (1)	-	84	-	-	-	84	53.5	100
Total	2	799	-	1	1	803	699.9	100
 (1)            The net well count is subject to final working interest determination
Southeast Saskatchewan and Manitoba
In fourth quarter, Crescent Point drilled a total of 54 (52.6 net) wells in the Viewfield Bakken resource play. The Company also focused on low-cost optimization projects in the play that added 1,600 bbl/d of production in the quarter. The Viewfield Bakken play provides the Company with a source of free cash flow and an extensive drilling inventory of low-risk, high-return locations. The play continues to advance with increased recovery factors resulting from infill drilling, implementation of new technology and waterflood development.
In the Torquay play at Flat Lake, Crescent Point drilled 8 (8.0 net) oil wells in fourth quarter and continued to advance this early stage resource play. During 2015, Crescent Point expanded the play's economic boundaries with the drilling of 7 (7.0 net) successful step-out wells, which de-risked over 40 net new drilling locations and identified a new shallower zone for future development.
In the Midale unconventional light oil resource play, well results continue to exceed Company expectations. During fourth quarter, Crescent Point drilled 15 (14.6 net) oil wells, including 5 (5.0 net) successful step-out wells. The Midale unconventional play is another early-stage growth area for the Company with significant multi-zone resource potential.
An additional 37 (27.6 net) wells were drilled during fourth quarter throughout the rest of Crescent Point's conventional and unconventional asset base in southeast Saskatchewan and Manitoba. These assets provide the Company with low-risk, high-netback opportunities and continue to generate free cash flow in the current commodity environment.
Southwest Saskatchewan
In the Shaunavon resource play, Crescent Point drilled a total of 36 (36.0 net) oil wells in fourth quarter. Well results in both the Lower and Upper Shaunavon zones exceeded Company expectations. The Shaunavon play continues to advance with infill and step-out drilling, production optimization, new completions technology and waterflood development.
Crescent Point continues to increase production in the Cantaur Unit. Since assuming full operatorship on September 1, 2014, production has increased 27 percent, largely as a result of the Company's drilling and production optimization projects.
Alberta and West Central Saskatchewan
During fourth quarter, Crescent Point drilled 34 (33.9 net) oil wells in the Viking play near Dodsland, Saskatchewan. The Company continues to optimize economics in this low-cost, high-return play through cost reductions and the implementation of new completions technology, down spacing pilots and future waterflood.

In the Swan Hills Beaverhill Lake resource play, the Company drilled 4 (4.0 net) wells during fourth quarter 2015. Crescent Point is pleased with results to date, including wells drilled outside the core of the play. Economics in the area continue to improve due to significant cost reductions, new completion technologies and a reduction in drilling time from 21 days to 14 days. Subsequent to fourth quarter, Crescent Point commenced construction of a new pipeline in the Swan Hills Beaverhill Lake area, which will increase production and takeaway capacity by approximately 600 boe/d on an annual basis. The pipeline is targeted for completion by mid-2016.
United States
In the Uinta Basin, the Company drilled 9 (7.4 net) oil wells in fourth quarter. The Uinta Basin remains in the early stages of development and continues to advance with significant reductions in both capital costs and oil price differentials.
The Company's 2015 vertical program continued to add incremental oil production with minimal cost from bypassed pay zones. The Company is in the early stages of transitioning the drilling program from vertical development to horizontal development. Over the past 15 months, Crescent Point has evaluated the horizontal drilling potential of several geologic zones within the 2,500-foot thick productive section of the play. In late 2014 and during 2015, Crescent Point drilled and completed 6 (6.0 net) horizontal wells targeting five unique zones in the play. The Company's most recent results are very encouraging, highlighting the potential for future horizontal development in this large oil-in-place resource play. Since entering the play in 2012, Crescent Point has increased reserves in the Uinta Basin by approximately 70 percent.
During fourth quarter, Crescent Point drilled 4 (3.5 net) oil wells in North Dakota, primarily targeting the Three Forks formation. Drilling economics within North Dakota continue to benefit from improvements in efficiencies and capital costs, with all-in well costs for two-mile long horizontal wells currently at approximately US$4.4 million, down from US$7.0 million in early 2015.
WATERFLOOD AND TECHNOLOGY ADVANCES
Waterflood Update
Crescent Point continued to advance its waterflood programs during 2015 and achieved its target by converting approximately 70 producing oil wells to water injection wells across the Company's asset base. Increased water injection optimizes reservoir pressure leading to reduced decline rates and improved recovery factors. Crescent Point is currently accelerating the conversion of producing wells to water injection wells during 2016 as the Company's waterfloods continue to demonstrate improvements in estimated ultimate recoveries, economic values, decline rates and required maintenance capital expenditures. Crescent Point is targeting the conversion of more than 120 wells during 2016, an increase of more than 70 percent compared to 2015.
In the Viewfield Bakken play, the Company converted 33 producing wells to water injection wells in 2015. At year-end, Crescent Point had approximately 130 active water injection wells. Approximately 50 more are planned for conversion in 2016. Producing wells directly offsetting a water injection well are demonstrating half the decline rate and three times the estimated ultimate recoveries of wells not affected by waterflood. The first of four waterflood units in the play is fully unitized and Crescent Point is actively working on unitizing the remaining three units. The Company also has preliminary plans to evaluate six additional waterflood units, which would increase the available land for future waterflood unitization by approximately 60 percent on a gross basis.
In the Shaunavon resource play, Crescent Point converted 37 wells during 2015, bringing the total number of injection wells to 75 at year end. Approximately 30 more wells are planned for conversion in 2016. The Company's earlier stage Lower Shaunavon and Upper Shaunavon waterfloods continue to outperform expectations with waterflood production responding positively to recent changes in completion methods. Decline rates and estimated ultimate recoveries in the Shaunavon resource play are demonstrating similar improvements to those in the Viewfield Bakken play. The Company's ultimate goal over the next five years is to have the entire Shaunavon resource play under waterflood.
In the unconventional Midale play, the Company expanded its current waterflood pilots by adding two new injection wells during fourth quarter. Crescent Point has 12 additional injection wells planned for 2016 and is establishing unit boundaries within the Midale play. Current production within these unit boundaries is approximately 3,500 boe/d.
At Flat Lake, Crescent Point is continuing with plans to implement the first waterflood pilot in the Torquay zone during 2016 with four producing wells planned for conversion. A successful waterflood project in the Torquay zone will lead to future waterflood opportunities in the geologically equivalent Three Forks zone in North Dakota.
The Company has approximately 60,000 bbl/d or 40 percent of its oil production affected by waterfloods and bottom aquifer reservoirs, including its conventional production. Crescent Point expects to have waterfloods initiated in all of its core Canadian resource plays by the end of 2016.
Technology Update
Crescent Point continues to see strong results from implementation of its cemented liner completions with closeable sliding sleeve technology. During fourth quarter, closeable sliding sleeve liners were successfully deployed during the drilling and completion of all wells in the Viewfield Bakken, Shaunavon and unconventional Midale plays. In addition to reducing well clean-out costs, closeable sliding sleeves are expected to increase the long-term efficiency and productivity of the Company's waterflood programs through increased control of water flow. Crescent Point also implemented the use of sliding sleeve technology in the Saskatchewan Viking play and recently began using cemented liner completion technology in the Swan Hills Beaverhill Lake resource play.
Crescent Point continues to test new completion fluids in order to cost-effectively enhance productivity and unlock new potential drilling locations. During 2015, the Company's new completions fluids in the Viewfield Bakken play improved initial 90-day oil production rates by approximately 50 percent in comparison to average offset wells in certain areas of the play. Crescent Point is also testing new completion fluids in the Shaunavon, Torquay, unconventional Midale and Saskatchewan Viking resource plays. Additionally, Crescent Point has begun using new completion methods in its conventional wells to further enhance capital efficiencies.

During fourth quarter, Crescent Point continued its environmental success by eliminating fresh water usage from all wells completed in the Shaunavon resource play. This improvement is providing the Company with additional capital cost savings. The Company is advancing a similar environmental initiative in its Viewfield Bakken play.
CAPITAL EXPENDITURES BUDGET: SHIFTING CAPITAL TO SECOND HALF 2016
Crescent Point exited 2015 with strong production, which has continued into first quarter 2016. This allows the Company to remain flexible in how it manages its business to protect its balance sheet and production levels.
Due to the continued weakness in commodity prices, the Board of Directors has approved a revised capital expenditures budget of $950 million for 2016, which is at the lower end of the Company's previous 2016 capital expenditures guidance range of $950 million to $1.3 billion. This represents a 39 percent reduction from 2015 capital expenditures.
Under the revised budget, Crescent Point is shifting approximately $100 million of capital expenditures from the first half of 2016 to the second half, primarily in fourth quarter. Strong first quarter production levels have enabled the Company to allocate approximately 55 percent of its 2016 budget to the second half of the year. Crescent Point reiterates its 2016 average production guidance of 165,000 boe/d, which is unchanged from the lower end of its previous guidance. This puts Crescent Point in a stronger position for 2017 and takes advantage of ongoing drilling and development cost reductions.
Approximately 85 percent of the revised capital budget has been allocated to drilling and development activities, including the drilling of approximately 550 net wells. The remainder of the budget is allocated primarily to investments in infrastructure, including gas plant expansions, new crude oil batteries, and pipeline infrastructure. Expenditures for land acquisitions will be opportunistic and would be incremental to the Company's budget.
The 2016 budget assumes an approximate 10 percent reduction in average drilling and development capital costs relative to year-end 2015. If global oil prices remain weak, the Company expects further unit cost savings. Crescent Point is continually working on improving its operational efficiencies, including new technology advances, for additional capital cost savings.
"We have a world class asset base," said Scott Saxberg, president and CEO of Crescent Point. "Our revised budget positions us to be successful through the low oil price cycle and into a rebound. With the shift of $100 million of capital into the latter half of 2016, we have approximately $70 million remaining to be spent by the end of June and $525 million for the second half of the year. This gives us time to assess the commodity price environment and make appropriate capital decisions to further improve our positioning in 2017."
In its revised budget, the Company continues to advance each of its core resource plays with capital allocations across its asset base similar to previous years. The Company remains committed to long-term strategic projects in its core resource plays such as waterflood initiatives, new completions technologies and step-out drilling. Crescent Point expects to spend approximately $75 million on these initiatives in 2016, down from approximately $150 million in its previous guidance.
"2015 was a challenging year for our industry," said Saxberg. "But as a company, we executed on our capital program and generated organic production per share and reserves per share growth. At the same time, we significantly lowered our drilling and development and F&D costs. In 2016, our priority is to protect our balance sheet and our production levels while continuing to advance our plays and new technology. Our initial 2017 planning is based on a low oil price scenario and includes capital spending of approximately $950 million, which will maintain our average production of 165,000 boe/d."
	2014	2015	2016E	2017E(1)
Average Production (boe/d)	140,803	163,631	165,000	165,000
Development Capital Expenditures ($ millions)	$2,096	$1,562	$950	$950
(1)            2017 estimates are a scenario based on initial planning.
OUTLOOK AND REVISED DIVIDEND
Since inception, Crescent Point's business strategy has been to own and develop high-quality, large oil-in-place assets and to maintain a strong balance sheet to weather commodity price cycles. This strategy has resulted in long-term per share growth and dividend income for shareholders without risking balance sheet strength.
Crescent Point continues to maintain a healthy balance sheet that offers significant liquidity. At year-end 2015, Crescent Point had net debt to funds flow of 2.2 times and more than $1.4 billion of unutilized credit capacity on its syndicated bank line.
Despite executing its business strategy and generating another year of strong production and reserves growth, Crescent Point is reducing its dividend to maintain its strong balance sheet in the event that low oil prices persist for longer than anticipated. The Company's reduced dividend also provides increased financial flexibility during a rising commodity price environment.
The Board of Directors has approved a monthly dividend of $0.03 per share, effective with the March 2016 dividend that is payable in cash on April 15, 2016. This move reduces Crescent Point's cash requirements by approximately $430 million annually. Crescent Point is committed to a long-term growth plus dividend income model. The Company will continue to fund its dividend through internally generated cash flow and without the use of a dividend reinvestment program.

With planned 2016 capital expenditures of $950 million weighted towards the second half of the year, and a revised monthly dividend of $0.03 per share, the Company expects to live within cash flow in 2016 at an annual average WTI price of US$35/bbl.
"With our revised dividend and capital, we are living within cash flow and protecting our balance sheet in 2016 at price levels below the current forward strip," said Saxberg. "As commodity prices improve, we will have greater flexibility to improve our balance sheet, increase our per share growth, internally fund future acquisition opportunities or raise our dividend."
Based on initial planning for 2017, which includes the revised dividend and assumed capital expenditures of $950 million, Crescent Point expects to maintain production in the 165,000 boe/d range and balance cash inflows and outflows at a WTI price of approximately US$45/bbl, which is in line with current strip prices. As commodity prices rebound, the Company expects a significant increase in free cash flow. If WTI oil prices average US$55/bbl in 2017, the Company estimates approximately $600 million or $1.18 per share of excess free cash flow over and above its capital spending plans and its revised dividend.
Crescent Point continues to optimize its three-and-a-half year hedge book and to layer in additional hedges when forward price levels warrant. In the first quarter of 2016, the Company monetized approximately $62 million of 2017 and 2018 oil hedges, taking a portion of the monetization in the form of cash and applying the remaining portion to incremental 2016 and 2017 oil hedges. In addition, during first quarter, the Company hedged an incremental 6,500 bbl/d for the remainder of 2016.
As at March 4, 2016, the Company has 39 percent of its oil production, net of royalty interest, hedged for the remainder of 2016 at a weighted average price of approximately CDN$80.00/bbl and nine percent for 2017 at a weighted average price of approximately CDN$76.00/bbl. Crescent Point also has 40 percent of its natural gas production hedged for the remainder of 2016 at a weighted average price of CDN$3.47 per GJ and 22 percent hedged for 2017 to early 2019 at a weighted average price of CDN$3.16 per GJ.
Crescent Point has also limited foreign exchange risk on its US dollar debt. At the time of issuance of its US dollar senior guaranteed notes and US dollar bank debt, Crescent Point entered into currency swaps in order to fix the principal and interest repayments at notional Canadian dollar amounts. As at December 31, 2015, the Company's total net debt, excluding unrealized foreign exchange on translation of hedged US dollar long-term debt, was $4.3 billion.
Crescent Point remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income. The Company is flexible and remains well positioned to execute on its total return strategy due to its conservative business approach, high-quality inventory base and its commitment to advancing its technology and waterflood programs.
CONFERENCE CALL DETAILS
Crescent Point management will host a conference call on Wednesday, March 9, 2016, at 9:30 a.m. MT (11:30 a.m. ET), to discuss the results and outlook for the Company.
Participants can access the conference call by dialing 866-223-7781 or 416-340-2216. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/7297 into any web browser.
For those unable to participate in the conference call at the scheduled time, it will be archived for replay. The replay can be accessed by dialing 800-408-3053 or 905-694-9451 and entering the passcode 5392007. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point's website at www.crescentpointenergy.com.
2016 GUIDANCE
The Company's guidance for 2016 is as follows:
Production	Prior	Revised
Oil and NGL (bbls/d)	147,500-153,500	148,000
Natural gas (mcf/d)	105,000-111,000	102,000
Total (boe/d)	165,000-172,000	165,000
Capital expenditures (1)
Drilling and completions ($ millions)	808-1,067	812
Facilities, land and seismic ($ millions)	142-233	138
Total ($ millions)	950-1,300	950
 (1)            The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
March 9, 2016

Non-GAAP Financial Measures
Throughout this press release, the Company uses the terms "funds flow from operations", "funds flow from operations per share – diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share – diluted", "net debt", "net debt to funds flow from operations", "netback", "payout ratio" and "payout ratio per share – diluted". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:
	Three months ended December 31			Year ended December 31
($ millions)	2015	2014	% Change	2015	2014	% Change
Cash flow from operating activities	519.5	651.9	(20)	1,956.9	2,455.6	(20)
Changes in non-cash working capital	(30.6)	(89.8)	(66)	(48.9)	(99.4)	(51)
Transaction costs	3.0	0.8	275	14.2	13.8	3
Decommissioning expenditures	4.8	9.9	(52)	15.8	38.0	(58)
Funds flow from operations	496.7	572.8	(13)	1,938.0	2,408.0	(20)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment to property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share – diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The company has previously referred to adjusted net earnings from operations as "operating income".
The following table reconciles net income to adjusted net earnings from operations:
	Three months ended December 31			Year ended December 31
($ millions)	2015	2014	% Change	2015	2014	% Change
Net income (loss)	(382.4)	121.3	(415)	(870.2)	508.9	(271)
Amortization of E&E undeveloped land	57.0	41.8	36	205.9	248.9	(17)
Impairment to PP&E	829.6	588.2	41	1,385.3	588.2	136
Unrealized derivative gains	(97.5)	(837.7)	(88)	(228.1)	(880.8)	(74)
Unrealized foreign exchange loss on translation of hedged US dollar long-term debt	98.6	50.5	95	346.2	121.9	18
Unrealized loss on long-term investments	5.2	20.6	(75)	13.9	24.4	(43)
Gain on capital acquisitions	-	-	-	(18.8)	-	-
Deferred tax relating to adjustments	(252.5)	2.9	(8,807)	(492.2)	(64.8)	660
Adjusted net earnings from operations	258.0	(12.4)	(2,181)	342.0	546.7	(37)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation on hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:
($ millions)	2015	2014	% Change
Long-term debt (1)	4,452.0	2,943.1	51
Accounts payable and accrued liabilities	679.4	839.2	(19)
Dividends payable	50.5	102.7	(51)
Cash	(24.7)	(4.0)	518
Accounts receivable	(327.0)	(418.7)	(22)
Prepaids and deposits	(5.1)	(6.5)	(22)
Long-term investments	(30.3)	(49.9)	(39)
Excludes:
Equity settled component of dividends payable	-	(29.8)	(100)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(531.2)	(185.0)	187
Net debt	4,263.6	3,191.1	34
(1)            Includes current portion of long-term debt.
Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as dividends paid or declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Forward-Looking Statements and Reserves Data
Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.
In particular, this press release contains forward-looking statements pertaining, among other things, to the following: potential adjustments to impairment charges in the future; expected cost savings and efficiencies; corporate strategy and anticipated financial and operational results; the performance characteristics of Crescent Point's oil and natural gas properties; anticipated future cash flows and oil and natural gas production levels;  the potential of the Corporation's plays; future development plans; the expected completion of a new pipeline in the Swan Hills and Beaverhill Lake area; the evaluation of 3-D seismic shot in the Uinta Basin; the expected economics of wells in certain zones in the Uinta Basin; the potential for future horizontal development in the Uinta Basin; drilling and development programs; the future cost to drill wells, including anticipated cost savings associated therewith; the advancement of the Company's technology and waterflood programs, including through the conversion of production wells to water injection wells in 2016; the expected impact of waterfloods on estimated ultimate recoveries, economic values, decline rates, required maintenance capital and reservoir pressure; unitization plans; expected 2016 waterflood pilots; the potential impact of existing waterflood activity on future waterfloods; the impact of the use of closable sliding sleeve completion technology and the effect of the closable sliding sleeves on the long-term efficiency and productivity on the waterflood program; ongoing efforts to reduce or eliminate fresh water usage in Viewfield Bakken and Shaunavon completions; the Company's production optimization practices; testing plans for completion fluids and new completion technologies; the use of the data collected pursuant to the Company's seismic program; the Company's 2016 capital expenditures program, including shifting expenditures into the second half of the year; the 2016 capital expenditures budget; the expected impact of the changes to the 2016 capital expenditures budget on exit production, 2017 operations and the ability of the Company to take advantage of cost reductions; potential sources of future additional cost savings; expected 2016 average production; flexibility to reduce spending in a low price environment and increase spending in the face of a rebound; the Company's commitment to long-term strategic projects; initial 2017 capital expenditure and production expectations in a low oil price scenario; the Company's commitment to fund its dividend through internally generated cash flow; expectations to live within cash flow in 2016 at an annual average WTI price of US$35/bbl; the expected impact of a commodity price improvement on key metrics and business plans; and hedge monetization plans for 2016.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.
F&D costs, including changes in FDC, have been presented in this news release because they produce a useful measure of capital efficiency. F&D costs, including land, facility and seismic expenditures and excluding changes in FDC have also been presented in this news release because they provide a useful measure of capital efficiency.
Drilling inventory is calculated in years as the Company's 2015 year-end inventory divided by the number of wells in its 2016 drilling program. Drilling inventory is used by management to assess the amount of available drilling opportunities. Drilling inventory does not have a standardized meaning and as such may not be reliable, and should not be used to make comparisons.
Management uses recycle ratio for its own performance measurements and to provide shareholders with measures to compare the Company's performance over time.
All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2015 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Risk Factors" and "Forward-Looking Information." The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Marketing and Prices", "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies", "Risk Factors" and "Outlook". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced risks and uncertainties to all oil and gas interest and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.
Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.
FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications
Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.
Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1